Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 9, 2022

Matthew Crispino Jan Woo Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Archimedes Tech Spac Partners Co.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 14, 2022
File No. 333-262094

Dear Mr. Crispino and Ms. Woo:

On behalf of our client, Archimedes Tech Spac Partners Co., a Delaware corporation (the “Company” or “ATSP”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated March 3, 2022 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Form S-4”).

The Company is today filing via EDGAR Amendment No. 2 to the Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Material U.S. Federal Tax Consequences, page 120

1.	We note your response to prior comment 14 and that the opinions filed as Exhibits 8.1 and 8.2 are short-form tax opinions. The short-form tax opinions and the tax disclosures in the prospectus both must clearly state that the disclosures in the tax consequences sections of the prospectus are the opinions of counsel. Refer to Section III.B.2 of Staff Legal Bulleting No. 19. Please revise the prospectus disclosure accordingly.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on pages 121, 122 and 125 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 143

2.

We note the revised disclosure in response to prior comment 33 indicating that monetization revenue was generated from the SoundHound music identification app. You also indicate in the response that this is the same monetization revenue stream discussed in the Information about SoundHound section and the Company Overview section of Management’s Discussion and Analysis. However, it appears that monetization revenue discussed in these sections relates to the revenue generated from services for generating leads and transactions on voice-enabled products from the voice-enabled services, which you will share with the voice-enabled product creators. Please revise your discussions on pages 136 and 145 to indicate the amount of revenue, if any, that you have generated in each of the periods presented from monetization revenue, unrelated to your SoundHound music identification app.

RESPONSE: The discussion on monetization revenue has been clarified in the Information about SoundHound section on page 137 and the Company Overview section of Management’s Discussion and Analysis on page 146 of Amendment No. 2.

Factors Affecting Our Operating Results, page 147

3.	We note the revised disclosure in response to prior comment 17 indicating the amount of renewable revenue in all periods presented is at least 90%. Please further explain how this percentage was computed. In this regard, we note from your discussion of the change in revenue in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 on page 51 that $4.3 million of the increase in revenue related to a one-time contract modification to end a distinct professional service contract prior to completion and $0.7 million of the increase in revenue related to the completion of distinct professional services.

RESPONSE: The discussion in the Factors Affecting Our Operating Results on page 148 of Amendment No. 2 has been clarified in response to the Staff’s comment.

Results of Operations, page 150

4.	In your discussion of the change in revenue in the nine months ended September 30, 2021 and 2020, you indicate that $4.3 million of the increase was due to a one-time contract modification to end a distinct professional service contract prior to completion. Please explain the factors offsetting the increase in distinct professional services, as we note from your disclosure on page F-123 that professional services revenue only increased by $3.0 million.

RESPONSE: The factors in the Results of Operations have been clarified on page 151 of Amendment No. 2 in response to the Staff’s comment.

5.	We note the revised disclosure in response to prior comment 19 in your discussion of the comparison of revenue in the nine months ended September 30, 2021 and 2020. Please also address the reasons for changes in revenue by geographic location in your comparison of fiscal 2020 and fiscal 2019.

RESPONSE: The reasons for changes in revenue by geographic location have been included for all periods presented on pages 152 of Amendment No. 2 in response to the Staff’s comment.

Cash Flows Used in Operating Activities, page 157

6.	Please further revise your disclosure in response to prior comment 21 to address the decrease in deferred revenue as a result of the modification of certain contracts that reduced the scope of the Company’s performance obligations, as noted from your disclosure on page F-124.

RESPONSE: The discussion on the decrease in deferred revenue has been revised on pages F-44 and 156 of management’s discussion on liquidity and capital resources in Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 160

7.	In response to prior comment 22, you indicate that there is no impact on the classification related to changes in terms of the warrants to purchase Series C preferred stock. Please tell us what consideration you gave to giving effect to the Series C warrants being fully exercised for the Series C preferred stock that will convert into shares of SoundHound common stock immediately prior to effectiveness. Refer to Rule 11-01(a) of Regulation S-X.

RESPONSE: All of the Series C warrants were fully exercised for Series C preferred stock in December of 2021, which is reflected accordingly in the Pro Forma Financial Information contained in this Amendment No. 2 (which has been updated to be as of December 31, 2021). There are no longer any outstanding Series C warrants.

Notes to Unaudited Condensed Consolidated Financial Statements Note 2. Revenue Recognition, page F-121

8.	Please tell us which sources of revenue you have included in the over time revenue and point-in-time revenue disclosed on page F-123 and reconcile to your disclosures elsewhere. In this regard, we note your disclosure on page F-122 that $5,803 and $1,333 of professional services revenue during the nine months ended September 30, 2021 and 2020, respectively, was recognized at a point in time and monetization revenue is recognized at a point in time when the advertisements are placed.

RESPONSE: The disclosure on page F-43 of Amendment No. 2 has been revised to include additional policy descriptions and disclosures to reconcile point-in-time and over time revenue in response to the Staff’s comment.

9.	We note the revised disclosure in response to prior comment 33 indicating that monetization revenue was generated from the SoundHound music identification app. Explain why your disclosure on page F-124 indicates that revenue from monetization is generated from Houndified Ads and is largely transaction based, consisting of focused ad targeting to users of Houndified Products accessing Houndified Services. Revise to clarify, accordingly.

RESPONSE: The disclosure on page F-42 of Amendment No. 2 has been revised in response to the Staff’s comment.

Note 7. Convertible Notes and Notes Payable, page F-126

10.	Please revise your disclosure of the maturity of your convertible notes and notes payable throughout your filing to ensure the disclosures are consistent with the terms in your response to prior comment 39.

RESPONSE: The disclosure throughout the notes to SoundHound’s financial statements have been revised to include SoundHound’s assessment of maturity dates for SoundHound’s debt instruments, consistent with the response to prior comment 39.

Note 14. Net Loss Per Share, page F-137

11.	We note you included the number of Series C convertible preferred stock warrants outstanding in the table in response to prior comment 40. Revise to also include the warrants in the total amount accordingly.

RESPONSE: The table on page F-62 of Amendment No. 2 has been revised in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

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